UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 17, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Foresight Energy LP

File No. 333-179304 - CF#28679

_____

Foresight Energy LP submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on February 2, 2012 as amended on February 18, 2014, April 24, 2014 and May 7, 2014.

Based on representations by Foresight Energy LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.21	through February 14, 2024
Exhibit 10.22	through February 14, 2024
Exhibit 10.23	through February 14, 2024
Exhibit 10.26	through February 14, 2024
Exhibit 10.32	through December 31, 2021
Exhibit 10.67	through December 31, 2015
Exhibit 10.68	through December 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary